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                            July 8, 2022

       Darren Marble
       Co-Chief Executive Officer
       Crush Capital Inc.
       Spring Place
       9800 Wilshire Blvd.
       Beverly Hills, CA 90212

                                                        Re: Crush Capital Inc.
                                                            Amendment No. 8 to
Offering Statement on Form 1-A
                                                            Filed June 13, 2022
                                                            File No. 024-11293

       Dear Mr. Marble:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 27, 2022 letter.

       Amendment No. 8 to Offering Statement on Form 1-A

       Financial Statements for the Years Ended December 31, 2021 and 2020 Consolidated Statements of Cash Flows, page F-6

   1. Please tell us how your classification of film costs within cash flows from investing activities rather than
cash flows from operating activities complies with ASC 926-230-45-
                                                        1.
 Darren Marble
FirstName   LastNameDarren Marble
Crush Capital  Inc.
Comapany
July 8, 2022NameCrush Capital Inc.
July 8,2 2022 Page 2
Page
FirstName LastName
Note 2. Summary of Significant Accounting Policies
Equity Based Compensation, page F-10

2. It appears you have duplicated the revenue recognition policy under this heading. Please revise to disclose your accounting policy for equity based compensation.
       You may contact Tatanisha Meadows at 202-551-3322 or Joel Parker at 202-551-3651 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:      Heidi Mortensen